                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1997 Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Atlantic Electric 401(K) Savings and Investment Plan - B
      6801 Black Horse Pike
      Egg Harbor Twp., N.J.  08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



Custom Stable Value Fund                 Equity Index Fund
T. Rowe Price, Inc.                      T. Rowe Price, Inc.
100 East Pratt Street                    100 East Pratt Street
Baltimore, Maryland 21202                Baltimore, Maryland 21202



Equity Income Fund                       Spectrum Growth Fund
T. Rowe Price, Inc.                      T. Rowe Price, Inc.
100 East Pratt Street                    100 East Pratt Street
Baltimore, Maryland 21202                Baltimore, Maryland 21202

International Stock Fund                 Atlantic Energy, Inc. Common Stock
T. Rowe Price, Inc.                      Atlantic Energy, Inc.
100 East Pratt Street                    6801 Black Horse Pike
Baltimore, Maryland 21202                Egg Harbor Twp., NJ 08234-4130

                               TABLE OF CONTENTS



                                                                 Page
                                                                 ----

Independent Auditors' Report                                       2

Atlantic Electric
   401(K) Savings and Investment Plan - B

Financial Statements as of December 31, 1997 and 1996
   and For The Year Ended December 31, 1997:
   Statements of Net Assets Available for Benefits                 3
   Statement of Changes in Net Assets Available for Benefits       4
   Notes to Financial Statements                                   5

Supplemental Schedules:

   I:  Schedule of Reportable Transactions-Form 5500, Item 27d     13
   II: Schedule of Assets Held for Investment Purposes,
       December 31, 1997 - Form 5500, Item 27a                     14





                                     *****

INDEPENDENT AUDITORS' REPORT
----------------------------



Atlantic Electric

   401(K) Savings and Investment Plan - B


We have audited the accompanying statements of net assets available for benefits of Atlantic Electric 401 (K) Savings and Investment Plan-B as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements, present fairly, in all material respects, the net assets available for benefits of Atlantic Electric 401(K) Savings and Investment Plan-B as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
June 17, 1998

ATLANTIC ELECTRIC
-----------------
     401 (K) SAVINGS AND INVESTMENT PLAN - B
     ---------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
----------------------------------------------------------------------------

ASSETS                                            1997             1996
                                             --------------    -------------
Investments at fair value:
     Common Collective Trust                   $10,920,800      $12,784,415
     Mutual fund accounts                       22,936,625       14,009,030
     Participant Loans                           1,197,529        1,072,374
     Atlantic Energy, Inc. Common Stock            116,219           79,922

Contributions receivable:
     Atlantic City Electric Company                 15,619           14,726
     Participants                                   46,269           41,068
                                             --------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS              $35,233,061      $28,001,535
                                             ==============    =============


                      See notes to financial statements.

ATLANTIC ELECTRIC
-----------------
     401 (K) SAVINGS AND INVESTMENT PLAN - B
     ---------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                      1997
                                                               -----------------
Additions to assets:
     Investment income:
        Interest - GIC                                              $   721,077
        Interest - Participant Loans                                     99,147
        Dividends                                                     1,516,782
        Net appreciation of investments                               2,990,403
                                                               -----------------
                                                                      5,327,409
     Contributions:
        Participants'                                                 2,243,390
        Employers'                                                      772,618
                                                               -----------------
                                                                      3,016,008
        Total additions                                               8,343,417
                                                               -----------------
Deductions from Assets:
     Benefits paid to participants                                    1,108,941
     Administrative Fees                                                  2,950
                                                               -----------------
        Total deductions                                              1,111,891
                                                               -----------------
Increase in net assets available for benefits                         7,231,526
Net assets available for benefits, at beginning of year              28,001,535
                                                               -----------------
Net assets available for benefits, at end of year                   $35,233,061
                                                               =================

                      See notes to financial statements.

ATLANTIC ELECTRIC

   401(K) SAVINGS AND INVESTMENT PLAN - B
   --------------------------------------

NOTES TO FINANCIAL STATEMENTS
December 31, 1997 and 1996


1.   SIGNIFICANT ACCOUNTING POLICIES



     Plan Description
     ----------------

     The Atlantic Electric 401(K) Savings and Investment Plan - B (the Plan) is a defined contribution savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 and with the requirements for qualifications under Section 401(k) of the Internal Revenue Code. The Plan is administered by the Benefits/Trusts Investment Committee appointed by the Board of Directors of Atlantic Energy, Inc., parent holding Company of Atlantic City Electric Company (See
     Note 3 "Subsequent Event"). Employee contributions to the Plan are remitted to T. Rowe Price Trust Company and invested as directed by Plan participants. Employer contributions are invested in the Custom Stable Value Fund Common Collective Trust.

     All full-time bargaining unit employees of the Atlantic City Electric Company and its wholly-owned subsidiary, Deepwater Operating Company (together referred to as the "Company"), are eligible to participate in the Plan. Additionally, any employee who is not a regular full time employee shall be eligible to participate upon completion of 1000 hours of service. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. Options available to the employee are the Custom Stable Value Fund, Atlantic Energy, Inc. Common Stock, Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. Federal Income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59 1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

     Tax Status
     ----------

     The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participant Accounts
     --------------------

     Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Income is recorded as earned. Distributions to participants are recorded in the period in which distributions are made. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

     Administration Costs
     --------------------

     Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

     Participant Loans Receivable
     ----------------------------

     The Plan began to make participant loans effective April 1, 1995. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant Loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rate for 1997 and 1996 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

     Investments
     -----------

     The investment options available to plan participants have the following objectives:

     (i) T. Rowe Price Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

     (ii) T. Rowe Price Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

     (iii) T. Rowe Price Equity lndex Fund - to match the performance of the Standard & Poor's Stock Index;

     (iv) T. Rowe Price International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

     (v) T. Rowe Price Spectrum Growth Fund - to provide long-term growth of capital;

     (vi) Atlantic Energy, Inc. Stock - to provide maximum capital appreciation and dividend income from Atlantic Energy, Inc. Common Shares (See Note 3 "Subsequent Event")

     The investments in Mutual Funds are stated at fair value as determined by quoted market prices. The investments in the Common Collective Trust are stated at contract value (which approximates fair value) which is the aggregate of contributions and income earned on such contributions, less participants' withdrawals.

     The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:




                                           December 31,
     Investments at Fair Value:       1997           1996
     --------------------------    -----------     -----------

     Custom Stable Value Fund      $10,920,800     $12,784,415
     Equity Index Fund               9,000,217       4,878,462
     Equity Income Fund             11,664,945       7,501,536
                                   -----------     -----------
                                   $31,585,962     $25,164,413
                                   ===========     ===========


     The net appreciation in fair value of each significant type of investment for the year ended is as follows:



                                      December 31,
                                          1997
                                      ------------

     Custom Stable Value Fund         $    -0-
     Equity Index Fund                   1,641,509
     Equity Income Fund                  1,281,779
                                      ------------
                                      $  2,923,288
                                      ============

     The Custom Stable Value Fund invests funds in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     For the years ended December 31, 1997 and 1996, the guaranteed insurance contracts of the Custom Stable Value Fund, in aggregate, had an average yield of 6.38% and 6.36%, respectively.

     At December 31, 1997 and 1996, the fund had a weighted average crediting interest rate of 6.65% and 6.93%, respectively.

     Distributions
     -------------

     At December 31, 1997 and 1996, there were no benefits payable to plan participants.

2.    PARTICIPANT-DIRECTED INVESTMENT FUNDS AS OF December 31, 1997 AND 1996

      Net assets available for plan benefits are presented below for each participant-directed investment fund for the year ended December 31, 1997:
      (In Dollars)



                                          Custom Stable        Equity            Equity         Spectrum       International
                                              Value            Index             Income          Growth            Stock
                                        -----------------  ---------------  ----------------  --------------   ---------------
Investments at fair value:
   Common Collective Trust                   $10,920,800
   Mutual fund accounts                                        $9,000,217       $11,664,945      $1,753,528          $517,935
   Participant loans
   Atlantic Energy, Inc. Common Stock

Contributions receivable:
   Atlantic City Electric Company                 15,619
   Participants                                   11,368           13,436            17,232           3,003             1,177

                                        =================  ===============  ================  ==============   ===============
Net Assets Available for Benefits            $10,947,787       $9,013,653       $11,682,177      $1,756,531          $519,112
                                        =================  ===============  ================  ==============   ===============


                                                           Atlantic
                                             Loans          Energy          Total
                                         --------------   ------------  ---------------
Investments at fair value:
   Common Collective Trust                                                 $10,920,800
   Mutual fund accounts                                                     22,936,625
   Participant loans                        $1,197,529                       1,197,529
   Atlantic Energy, Inc. Common Stock                        $116,219          116,219

Contributions receivable:
   Atlantic City Electric Company                                               15,619
   Participants                                                    53           46,269

                                         ==============   ============  ===============
Net Assets Available for Benefits           $1,197,529       $116,272      $35,233,061
                                         ==============   ============  ===============

Changes in Net Assets available for Benefits for the year ended December 31,
1997


                                 Custom Stable          Equity            Equity           Spectrum      International
                                     Value              Index             Income            Growth           Stock
                               -------------------  ---------------  -----------------  ---------------  ---------------
Additions to assets:
   Investment income:
      Interest - GIC           $          721,077
      Interest - loans                     33,497   $       26,626   $         27,626   $        9,086   $        2,035
      Dividends                                            177,845          1,125,856          177,311           27,337
      Net appreciation
        of investment                                    1,641,509          1,281,779           51,766           (8,529)
      Interfund                        (3,205,908)       1,794,013          1,065,214          209,533          (16,110)

   Contributions:
      Employee                            653,519          592,018            785,959          149,679           59,798
      Employer                            772,618
                               -------------------  ---------------  -----------------  ---------------  ---------------
   Total Additions                     (1,025,197)       4,232,011          4,286,434          597,375           64,531

Deductions from assets:
   Distributions                         (838,940)        (105,934)          (118,353)         (15,609)          (3,319)
   Administrative fees                     (1,137)            (826)              (777)            (167)             (32)
                               -------------------  ---------------  -----------------  ---------------  ---------------
   Total Deductions                      (840,077)        (106,760)          (119,130)         (15,776)          (3,351)

   Increase/(Decrease) in
      net assets                       (1,865,274)       4,125,251          4,167,304          581,599           61,180
   Net assets, beginning
      of year                          12,813,061        4,888,402          7,514,873        1,174,932          457,932
                               -------------------  ---------------  -----------------  ---------------  ---------------
   Net assets, end of year     $       10,947,787   $    9,013,653   $     11,682,177   $    1,756,531   $      519,112
                               ===================  ===============  =================  ===============  ===============



                                                      Atlantic
                                     Loans             Energy             Total
                                 ---------------  -----------------  -----------------
Additions to assets:
   Investment income:
      Interest - GIC                                                 $        721,077
      Interest - loans                            $            277             99,147
      Dividends                                              8,433          1,516,782
      Net appreciation
        of investment                                       23,878          2,990,403
      Interfund                     $   151,941              1,317                  0

   Contributions:
      Employee                                               2,417          2,243,390
      Employer                                                                772,618
                                 ---------------  -----------------  -----------------
   Total Additions                      151,941             36,322          8,343,417

Deductions from assets:
   Distributions                        (26,786)                           (1,108,941)
   Administrative fees                                         (11)            (2,950)
                                 ---------------  -----------------  -----------------
   Total Deductions                     (26,786)               (11)        (1,111,891)

   Increase/(Decrease) in
      net assets                        125,155             36,311          7,231,526
   Net assets, beginning
      of year                         1,072,374             79,961         28,001,535
                                 ---------------  -----------------  -----------------
   Net assets, end of year          $ 1,197,529   $        116,272   $     35,233,061
                                 ===============  =================  =================

Net assets available for plan benefits are presented below for each participant-directed investment fund for the year ended December 31, 1996: (In Dollars)


                                             Custom Stable         Equity           Equity          Spectrum       International
                                                 Value             Index            Income           Growth            Stock
                                            -----------------  ---------------  ----------------  --------------   ---------------
Investments at fair value:
   Common Collective Trust                       $12,784,415
   Mutual fund accounts                                            $4,878,462        $7,501,536      $1,172,193          $456,839
   Participant loans
   Atlantic Energy, Inc. Common Stock

Contributions receivable:
   Atlantic City Electric Company                     14,726
   Participants                                       13,920            9,940            13,337           2,739             1,093

                                            -----------------  ---------------  ----------------  --------------   ---------------
Net Assets Available for Benefits                $12,813,061       $4,888,402        $7,514,873      $1,174,932          $457,932
                                            =================  ===============  ================  ==============   ===============




                                                                Atlantic
                                                  Loans          Energy          Total
                                              --------------   ------------  ---------------
Investments at fair value:
   Common Collective Trust                                                      $12,784,415
   Mutual fund accounts                                                          14,009,030
   Participant loans                             $1,072,374                       1,072,374
   Atlantic Energy, Inc. Common Stock                              $79,922           79,922

Contributions receivable:
   Atlantic City Electric Company                                                    14,726
   Participants                                                         39           41,068

                                              --------------   ------------  ---------------
Net Assets Available for Benefits                $1,072,374        $79,961      $28,001,535
                                              ==============   ============  ===============

3.   SUBSEQUENT EVENT

     On August 12, 1996, the Board of Directors of Atlantic Energy, Inc. and Delmarva Power & Light Company (Delmarva) jointly announced an agreement to merge the companies into a new company named Conectiv. The merger became effective on March 1, 1998. As a result of this merger, each share of Atlantic Energy, Inc. Common Stock was converted into .75 shares of Conectiv Common Stock and .125 shares of Conectiv Class A Stock.

                                                                      SCHEDULE 1

ATLANTIC ELECTRIC
-----------------
   401 (K) SAVINGS AND INVESTMENT PLAN - B
   ---------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

Transactions or series of transactions in excess of 5% of the market value of plan assets:


  Units or     Description of                          Market        Net Gain
   Shares        Investment             Cost            Value         or (Loss)
-------------------------------------------------------------------------------

Purchases:
-------------
               T. Rowe Price
               Custom Stable
               Value Fund             $ 3,837,038

               T. Rowe Price
               Equity Index Fund        3,886,585

               T. Rowe Price
               Equity Income Fund       3,912,364

               T. Rowe Price
               International
               Stock Fund               1,158,419

Sales:
-------------
               T. Rowe Price
               Custom Stable
               Value Fund             $ 5,700,653    $ 5,700,653    $        -

               T. Rowe Price
               Equity Index Fund        1,251,967      1,406,340       154,373

               T. Rowe Price
               Equity Income Fund         914,458      1,030,736       116,278

               T. Rowe Price
               International
               Stock Fund               1,064,738      1,088,794        24,056

                                                                     SCHEDULE II


ATLANTIC ELECTRIC
-----------------
    401 (K) SAVINGS AND INVESTMENT - B
    ----------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                           Description of
                                             Investment                      Cost                     Current Value
                                    ------------------------------   ----------------------   ----------------------
T. Rowe Price
     Custom Stable Value
     Fund                                        GIC                           $10,920,800              $10,920,800

     Equity Index Fund              Mutual Fund                                  6,523,754                9,000,217

     Equity Income Fund             Mutual Fund                                  9,327,066               11,664,945

     Spectrum Growth Fund           Mutual Fund                                  1,648,948                1,753,528

     International Stock
     Fund                           Mutual Fund                                    515,578                  517,935

Atlantic Energy, Inc.
     Stock *                        Common Stock                                    97,377                  116,219

Participant Loans                   Various loans at 9%,
                                    maturing January 1998
                                    through November 2012                        1,197,529                1,197,529
                                                                     ----------------------   ----------------------

TOTAL ASSETS HELD FOR INVESTMENT                                               $30,231,052              $35,171,173
                                                                     ======================   ======================


*Represents a qualified investment in an Employee related security.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



     Date:  June 30, 1998               /s/ L.M. Walters
                                        ---------------------------
                                        L. M. Walters
                                        Treasurer